January 29, 2020

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
396 Alhambra Circle, Suite 255
Coral Gables, FL 33134

       Re: Professional Holding Corp.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-235822

Dear Mr. Sheehan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2020 letter.

Form S-1 Amendment Filed January 17, 2020

Unaudited Pro Forma Combined Condensed Financial Information
Notes To Unaudited Pro Forma Condensed Combined Consolidated Financial
Information
Note C - Pro Forma Allocation Of Purchase Price, page 43

1. We have reviewed your response to comment 1. Based on your disclosures throughout the document and in Note B - Pro Forma Adjustments (i) it appears that the fair value of consideration paid would be approximately $86,671. Please revise or provide us with your detailed calculation of the pro forma purchase price disclosed in the amount of $84,898.
 Daniel R. Sheehan
Professional Holding Corp.
January 29, 2020
Page 2


Item 16. Exhibits and Financial Statement Schedules
(a) Exhibit Index
Exhibit 23.1 - Consent of Crowe LLP, page II-6

2. We note the reference to the consolidated financial statements of Marquis Bank, Inc. In your next amendment, please revise the consent to refer to the consolidated financial statements of Marquis Bancorp, Inc.
       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDaniel R. Sheehan                           Sincerely,
Comapany NameProfessional Holding Corp.
                                                              Division of
Corporation Finance
January 29, 2020 Page 2                                       Office of Finance
FirstName LastName